UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Reviewed June 30, 2025 Financial Statements

As previously disclosed, on October 3, 2025, Core AI Holdings, Inc. (f/k/a Siyata Mobile Inc.), a corporation existing under the laws of the Province of British Columbia (the “Company”), closed the merger contemplated by the Amended and Restated Merger Agreement by and among the Company, Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core merged (the “Merger”) with and into Merger Sub, with Core continuing as the surviving entity and a wholly owned subsidiary of the Company.

This 6-K is being filed to re-file (a) Siyata Mobile Inc.’s financial results for the three and six months ended June 30, 2025 and June 30, 2024 (the “Siyata June 30, 2025 Financials”) and (b) the unaudited financial statements of Core Gaming, Inc. for the six months ended June 30, 2025 (the “Core Gaming June 30, 2025 Financials”).

The Siyata June 30, 2025 Financials were originally filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed on August 15, 2025. They are being filed for the sole purpose of disclosing that that these financial statements were reviewed by Barzily and Co., CPA’s, the independent registered accounting firm of Siyata Mobile Inc. prior to the closing of the Merger. The Siyata June 30, 2025 Financials have not changed since they were originally filed in August 2025.

The Core Gaming June 30, 2025 Financials were originally filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed on November 14, 2025. They are being filed for the sole purpose of disclosing that that these financial statements were reviewed by Bush & Associates CPA LLC, the independent registered accounting firm of Core Gaming, Inc. prior to the closing of the Merger. The Core Gaming June 30, 2025 Financials have not changed since they were originally filed in November 2025.

This 6-K and Exhibits 99.1 and 99.2 attached hereto are incorporated by reference into the Company’s Registration Statements on Form F-1 (File No. 333-282880, File No. 333-284396, File No. 333-287441, and File No. 333-288063) and the Company’s Registration Statement on Form F-3 (333-291487).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Siyata Mobile Group, Inc. Financial Results for the Three and Six Months Ended June 30, 2025 and 2024
99.2	Core Gaming, Inc. Unaudited Financial Statements for the Six Months Ended June 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2026	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
	Name:	Aitan Zacharin
	Title:	Chief Executive Officer